Exhibit 3.2

CERTIFICATE OF ELIMINATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF JMAR TECHNOLOGIES, INC.
(Pursuant to Section 151(g) of the
Delaware General Corporation Law)

JMAR Technologies, Inc., a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify that the following resolutions respecting Series B Convertible Preferred Stock were duly adopted by the Corporation’s Board of Directors:

RESOLVED, that no shares of the Corporation’s Series B Convertible Preferred Stock are outstanding and that no shares of the Series B Convertible Preferred Stock will be issued subject to the certificate of designations previously filed with the Secretary of State of the State of Delaware on December 11, 1992 with respect to the Series B Convertible Preferred Stock; and

RESOLVED FURTHER, that the officers of the Corporation are directed to file with the Secretary of State of the State of Delaware a certificate pursuant to Section 151(g) of the Delaware General Corporation Law setting forth these resolutions in order to eliminate from the Corporation’s certificate of incorporation all matters set forth in the certificate of designations with respect to the Series B Convertible Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer this 22nd day of November, 2005.

JMAR TECHNOLOGIES, INC.

By: /s/ DENNIS E. VALENTINE
Dennis E. Valentine, Chief Financial
Officer and Secretary